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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of January 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

Press Release, January 24, 2006

News Release                             For immediate release, January 24, 2006

                POLYAIR INTER PACK INC. ANNOUNCES CEO RESIGNATION


Polyair Inter Pack Inc. (TSX and AMEX - "PPK") announces that its Board of Directors has accepted the resignation of Henry Schnurbach as President and CEO as Mr. Schnurbach will pursue other opportunities. Mr. Schnurbach will continue with his responsibilities while the board assesses replacement options.

Fred Litwin, Chairman states that "the Divisional Presidents, Alan Castle and Gary Crandall will be responsible for the day to day operations of their respective divisions and in the interim period will continue to report to Mr. Schnurbach. We thank Henry for his long history of service to Polyair, wish him the best on his future endeavours and look forward to continuing to work with him to ensure a smooth transition."

Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging and Cantar Divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates eleven manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the company's reports filed with the TSX and SEC for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack Inc. is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Wendy Smith
Polyair Inter Pack Inc.
Phone: (416) 679-6591
Email: wsmith@polyair.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: January 25, 2006                  By:/s/VICTOR D'SOUZA
                                        Victor D'Souza, Chief Financial Officer